CIBT EDUCATION GROUP INC.

INFORMATION CIRCULAR

This information is given as of October 31, 2012, unless otherwise stated.

This information circular is furnished in connection with the solicitation of proxies by the management of CIBT Education Group Inc. (the “Company”) for use at the annual general meeting (the “Meeting”) of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying notice of meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed instrument of proxy is solicited by management.  Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  The cost of solicitation will be borne by the Company.  None of the directors of the Company have advised that they intend to oppose any action intended to be taken by management as set forth in this information circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company.  A shareholder has the right to appoint a person other than the persons named in the enclosed instrument of proxy to attend and act for him on his behalf at the Meeting.  To exercise this right, a registered shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy.  The completed instrument of proxy should be deposited with the Company's registrar and transfer agent, Computershare Investor Services Inc. at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.

The instrument of proxy must be dated and be signed by the registered shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a registered shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

Only registered shareholders have the right to revoke a proxy.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this information circular.  The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.  The enclosed instrument of proxy does not confer authority to vote for the election of any person as a director of the Company other than for those persons named in this information circular.  At the time of printing of this information circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

NON-REGISTERED HOLDERS

The record date for determination of the holders of common shares of the Company entitled to receive notice of, and to vote at, the Meeting is October 31, 2012 (the “Record Date”).  Only shareholders whose names have been entered in the register of common shareholders at the close of business on the Record Date (“Registered Shareholders”) will be entitled to receive notice of, and to vote at, the Meeting.

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares.  More particularly, a person is not a Registered Shareholder in respect of common shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency of which the Intermediary is a participant.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBO’s”.  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBO’s”.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and the proxy (collectively, the “Meeting Materials”) directly to the NOBO’s, and indirectly through Intermediaries to the OBO’s.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”) instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder.  VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.  Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting.  Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

The Meeting Materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If you are a Non-Registered Shareholder, and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holding of common shares of the Company have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF.

All references to shareholders in the Meeting Materials are to Registered Shareholders unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue 150,000,000 common shares without par value. At the close of business on October 31, 2012, 71,949,344 common shares without par value of the Company were issued and outstanding, each share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every Shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each common share of which he is the holder.

Only common shareholders of record on the close of business on October 31, 2012 who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company except as follows:

Name	Number of Common shares	Percentage of Issued and Outstanding Common Shares
Shane Corporation S.à.r.l.	10,000,000	13.9%

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this information circular, to the knowledge of management of the Company, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the approval of the Company’s stock option plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this information circular, “informed person” means:

(a)	a director or executive officer of the Company;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)
any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a  combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

No informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has or has had any material interest, direct or indirect, in any transaction undertaken by the Company during its last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out, as of the date of this information circular, the aggregate indebtedness of directors and executive officers:

AGGREGATE INDEBTEDNESS ($)

Purpose	To the Company or its Subsidiaries	To Another Entity
Purchase of Securities	$62,500	Nil
Other	Nil	Nil

STATEMENT OF EXECUTIVE COMPENSATION

In this section “Named Executive Officer” means any individual who, during the financial year ended August 31, 2012, was:

(a)	the chief executive officer (or an individual who acted in a similar capacity) of the Company;

(b)	the chief financial officer (or an individual who acted in a similar capacity) of the Company; and

(c)
one of the three other most highly compensated executive officers of the Company or any of its subsidiaries or the three most highly compensated individuals acting in a similar capacity (except those whose total salary and bonus does not exceed $150,000).

The Company had two Named Executive Officers during the financial year ended August 31, 2012, namely Toby Chu and Dennis Huang.

All currency references herein are expressed in Canadian Dollars unless otherwise specified.

Compensation Discussion and Analysis

Compensation paid to Named Executive Officers is determined solely based on discussions amongst the members of the Company’s compensation committee. The compensation committee follows a compensation philosophy that aligns the Named Executive Officers’ interests with those of the Company’s shareholders and seek to provide incentives designed to ensure that the Company attracts, retains and motivates key talents in the education industry.  The compensation committee believes that a total compensation package including consulting fee, bonus and equity-based incentives is appropriate in achieving its objectives.  The Company does not have any predetermined performance goals for its Named Executive Officers, but expects each Named Executive Officer to serve the Company and its shareholders to the best of his/her abilities, putting shareholder interests and value first in all their decision making.

Each of the Named Executive Officers who serves the Company in both full time and part time capacity is compensated primarily by a consulting fee or salary that is negotiated between the compensation committee and the Named Executive Officer.  The rationale of providing a consulting fee or salary is to reward the Named Executive Officer’s time spent on the Company and its development, and provide a reasonable incentive for the Named Executive Officer to focus his/her attention on the Company.  The cash remuneration paid to Named Executive Officers is the largest component in the total compensation package.

Bonuses are awarded to Named Executive Officers whose performance exceeds the compensation committee’s expectations.  The grant of bonuses is determined on an annual basis solely by the compensation committee.  The bonus component in the total compensation package seeks to provide Named Executive Officers the motivation to exceed expectations placed on them to further enhance shareholder value.

Stock options are granted to Named Executive Officers when the compensation committee wishes to align the Named Executive Officers’ interests with those of the shareholders.  The number of stock options granted to each Named Executive Officer is determined solely by the compensation committee and will be based on the Named Executive Officer’s performance, his/her consulting fee or salary, and the Company’s share price at the time these stock options are granted.  The compensation committee believes that providing Named Executive Officers a vested equity interest in the Company helps align the interests of the Named Executive Officers with those of the shareholders.

Performance Graph

The Company’s common shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “MBA”. Assuming an initial investment of $100, the following graph illustrates the cumulative total shareholder return on the Company’s common shares relative to the cumulative total return on the S&P/TSX index over the five most recently completed financial years. There is no assumption for the reinvestment of dividends as none were declared.

	31/08/2008	31/08/2009	31/08/2010	31/08/2011	31/08/2012
MBA	$93	$36	$33	$15	$11
S&P/TSX Composite Index	$101	$80	$87	$93	$87

Option-based Awards

The Company current has in place a “rolling” stock option plan. The purpose of granting stock options is to assist the Company in compensating, attracting, retaining and motivating its executive officers and to closely align the personal interests of such persons to that of the shareholders. In determining the number of options to be granted to the executive officers, the compensation committee will take into account the number of options, if any, previously granted to each executive officer and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX.

See “Incentive Plan Awards” below for details of the option-based awards outstanding as at August 31, 2012.

Compensation Governance

The board of directors of the Company (the “Board”) has established a compensation committee which, under the supervision of the Board, reviews and recommends the compensation for the Company's executive officers.  The committee also oversees the Company's general compensation and benefits policies. The compensation committee has adopted a charter which sets out its duties and responsibilities.

A compensation consultant or advisor has not been retained, at any time since the Company's most recently completed financial year, to assist the Board or the compensation committee in determining compensation for any of the Company's directors or executive officers.

Composition of Compensation Committee

The members of the compensation committee are Tony David, Derek Feng and David Hsu (Chair), each of whom is considered independent by the Board within the meaning of section 1.4 of National Instrument 52-110 Audit Committees ("NI 52-110").

Relevant Education and Experience

Tony David is an oral maxillofacial surgeon.  He has acquired experience by serving on the Company’s compensation committee but does not have other relevant experience or education with respect to executive compensation.

Derek Feng has acquired and overseen many businesses, requiring an in-depth understanding of the evaluation of senior executives and determination of their compensation.  In addition, he is also a member of the compensation committee of another public company.

David Hsu has served as a director and officer of several private and public companies and was also one of the founders of Multi-Fineline Electronix, Inc. (NASDAQ: MFLEX) and in these roles has developed experience in executive evaluation and compensation.

The compensation committee has adopted a charter which delegates certain powers and duties to the compensation committee on behalf of the Board including compensation of executive officers and directors, oversight of the general compensation structure including the Company's stock option plan. See also "Compensation Discussion and Analysis" above.

Summary of Compensation

The following table sets forth all annual and long term compensation for services paid to or earned by the Named Executive Officers during the three most recently completed financial years.

Summary Compensation Table

Name and Principal Position During the Financial Year Ended Aug. 31, 2012	Financial Year Ended August 31	Salary ($)	Share based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compens- ation ($)	Total compens- ation ($)
					Annual incentive plans	Long-term incentive plans
Toby Chu(2) Chief Executive Officer	2012 2011 2010	$297,606 $206,667 $180,000	N/A N/A N/A	$59,400 $44,000 $4,000	N/A $293,333 $400,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$357,006 $544,000 $584,000
Dennis Huang Chief Financial Officer	2012 2011 2010	$101,500 $100,000 $81,667	N/A N/A N/A	$11,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$112,500 $100,000 $81,667

(1)	The fair value of these options on the grant date has been calculated in accordance with IFRS 2 Share-based Payment (accounting fair value) using the Black-Scholes-Merton model.
(2)	See “Statement of Executive Compensation – Termination and Change of Control Benefits” for details regarding the compensation agreement with Toby Chu.

Incentive Plan Awards

The Company does not have any share-based awards.

On December 17, 2010, the Company’s shareholders approved a “rolling” stock option plan (the “Current Plan”) whereby a maximum of 10% of the issued common shares of the Company (the “Shares”), from time to time, may be reserved for issuance pursuant to the exercise of options (the “Stock Option Limit”). The Current Plan is considered to be an “evergreen” plan under the policies of the TSX because the common shares covered by the options are available for subsequent grants at such time as the options have been exercised.

Directors and officers of the Company and its subsidiaries, employees of the Company and its subsidiaries, any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company, and any person who is providing ongoing management or consulting services to the Company or to any entity controlled by the Company indirectly through a company that is providing management or consulting services is eligible to receive stock options under the Current Plan.

The purpose of the Current Plan is to attract, retain and motivate management, directors, employees and other service providers by providing them with an opportunity, through share options, to acquire an interest in the Company and benefit from its growth.

As of the date hereof, an aggregate of 4,533,000 stock options are outstanding representing 6.3% of the Company’s issued and outstanding common shares. As of the date hereof, 2,661,934 options are available for grant representing 3.7% of the Company’s issued and outstanding common shares.

The material terms of the Current Plan are as follows:

1.
The term of any options granted under the Current Plan will be fixed by the compensation committee of the Board, or any other committee of the Board established to monitor and recommend on compensation matters, or in the absence of any such committee, the Board itself (the “Committee”) at the time such options are granted, provided that options will not be permitted to exceed a term of ten years. Except where not permitted by the TSX, where an option expires during a black-out period, or within 10 business days following the end of a black out period (the “Black-Out Expiration Term”), the term of the option will be extended to the date which is five business days following the end of the Black-Out Expiration Term.

2.	The Committee may place limits on the maximum number of Shares which may be issuable pursuant to options granted under the Current Plan to any particular optionee or category of optionees.

3.
The exercise price of any options granted under the Current Plan will be determined by the Committee, but shall not be less than the average closing trading price of the Shares on the five trading days (on which at least one board lot of Shares was traded) preceding the grant of such options (the “Market Price”).

4.
Options granted under the Current Plan will be subject to such vesting provisions as the Committee in its sole discretion shall determine. The Company may, during the term of any option, give at least 30 days notice in writing to all of the optionees that (i) all options outstanding under the Current Plan that have not vested as at the time of the notice are immediately deemed vested, or (ii) all options outstanding under the Current Plan that have not been exercised shall cease and terminate and be of no further force and effect unless the optionees exercise such options before their termination on the 30th day after delivery of the notice.

5.	All options will be non-assignable and non-transferable.

6.
The Company is restricted from issuing in any one year period, or having issuable at any time, to insiders more than 10% of the issued and outstanding Shares when combined with all of the Company’s other security based compensation arrangements with insiders, unless the Company obtains disinterested shareholder approval pursuant to the policies of the TSX.

7.
If an optionee ceases to be a director or officer of the Company or its subsidiaries or a service provider, each option held by the optionee shall be exercisable in respect of that number of option Shares that have vested pursuant to the terms of the option agreement governing such option as follows:

(a)
if the optionee, or in the case of an option granted to any optionee who satisfies the definition of service provider, the optionee’s employer, ceases to be employed or engaged by the Company and any of its subsidiaries (including by way of voluntary resignation or retirement as a director, officer or service provider), each option held by the optionee shall be exercisable in respect of that number of option Shares that have vested pursuant to the terms of the option agreement governing such option at any time up to but not after the earlier of the expiry date of that option and the date which is 30 days after the optionee ceases to be a director or officer of the Company and its subsidiaries or service provider;

(b)
notwithstanding paragraph (a) above, if the optionee ceases to be a director or officer of the Company and any of its subsidiaries or a service provider due to death or disability or, in the case of an optionee that is a company, the death or disability of the person who provides management or consulting services to the Company or to any subsidiary of the Company, each option held by the optionee shall be exercisable in respect of that number of options that have vested pursuant to the terms of the option agreement governing such option at any time up to but not after the earlier of the expiry date of that option and the date which is 12 months after the date of death or disability; and

(c)	notwithstanding paragraph (a), if the optionee, or, in the case of an option granted to an optionee who satisfies the definition of service provider, the optionee’s employer:

(i)
ceases to be employed or engaged by the Company and any of its subsidiaries for cause, as that term is determined by the Board, or interpreted by the courts of the jurisdiction in which the optionee or optionee’s employer is employed or engaged if subject to court review;

(ii)
ceases to be a director or officer of the Company and any of its subsidiaries or a service provider by order of any securities commission, recognized stock exchange, or any regulatory body having jurisdiction to so order;

(iii)	ceases to provide investor relations services if the optionee’s primary function with the Company was the provision of such services; or

(iv)	ceases to be eligible to hold office as a director of the Company and any of its subsidiaries under the provisions of the applicable corporate statute,

each option held by the optionee shall be exercisable in respect of that number of Shares that have vested pursuant to the terms of the option agreement governing such option at any time up to but not after the earlier of the expiry date of that option and the date on which the optionee ceases to be a director or officer of the Company and any of its subsidiaries or a service provider.

8.
The Company may amend or terminate the terms and conditions of the Current Plan or any option agreement, as applicable, by resolution of the Committee without obtaining shareholder approval (the “Amendment Procedure”). Any amendment to the Current Plan will apply to options granted after the effective date of such amendment, provided that it may apply to any outstanding options with the mutual consent of the Company and the optionees to whom such options have been granted.  Without limiting the generality of the foregoing, the Committee may use the Amendment Procedure without seeking shareholder approval when:

(a)	altering, extending or accelerating the terms and conditions of vesting of any options;

(b)	extending the expiry date of options (other than options held by insiders);

(c)	accelerating the expiry date of options;

(d)
amending or modifying the mechanics of exercise of options as set forth in section 4 of the Current Plan, provided however, if no corresponding stock appreciation right (“SAR”) was granted, payment in full of the option price for the Shares shall not be so amended or modified;

(e)
effecting amendments of a “housekeeping” or administerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error, inconsistency or omission in or from the Current Plan or any option agreement;

(f)	effecting amendments necessary to comply with the provisions of applicable laws (including, without limitation, the rules, regulations and policies of the TSX);

(g)	effecting amendments respecting the administration of the Current Plan;

(h)	effecting amendments necessary to suspend or terminate the Current Plan; and

(i)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations, and policies of the TSX).

Disinterested shareholder approval will be required for the following types of amendments:

(i)	amendments that increase the number of Shares or Bonus Shares (hereinafter defined) issuable under the Current Plan, except such increases by operation of section 6 of the Current Plan;

(ii)	any reduction in the option price of an option held by an insider at the time of the proposed amendment;

(iii)	any extension of the expiry date of an option held by an insider at the time of the proposed extension; and

(iv)	other amendments required to be approved by shareholders under applicable law or pursuant to the rules, regulations and policies of the TSX.

9.
The Committee may grant SARs to any optionee in conjunction with any grant of options.  Each grant of SARs shall be confirmed within the option agreement pertaining to such options. An optionee may only exercise a SAR at the same time, and to the same extent, that the option related thereto is exercisable. Upon the exercise by an optionee of any SAR, the corresponding portion of the related option shall be surrendered to the Company.  On the exercise of a SAR, the optionee shall be entitled to receive such quantity of Shares equal to the excess, if any, of (i) the Market Price of Shares entitled to be acquired upon exercise of such option as of the date of exercise of the option, over (ii) the exercise price of such option. For clarity, and by way of example only, if an optionee is granted options to purchase 10,000 Shares at $1.00, he may choose to exercise such option and the corresponding SAR when the Shares are trading at $1.50, and thereby receive in consideration for the surrender of such option receive 3,333 Shares [((10,000 x $1.50) – (10,000 x $1.00)) / $1.50]. The provisions of the Current Plan applicable to options apply equally to SARs. No SAR may be exercised beyond the stated expiry date of the corresponding option. SARs shall terminate and cease to be exercisable on the termination of the corresponding option. SARs shall not be transferable except to the extent the corresponding option is transferable.

10.
The Committee may allot, issue and deliver Shares (“Bonus Shares”), from time to time in each calendar year, in such amounts as the Committee deems fit, in an aggregate annual amount of up to 2% of the number of issued and outstanding Shares as at December 31st of the year in respect of which the Bonus Shares are being issued, to those directors and officers of the Company or any of its subsidiaries and service providers whom the Committee deems to have provided extraordinary contributions to the advancement of the Company. The Bonus Shares will be issued in consideration of the fair value of the extraordinary contribution to the Company by the recipient, as determined by the Committee, in its discretion, and shall be issued at a deemed price determined by the Committee at the time of issuance of such Bonus Shares, but such price shall not be less than the Market Price on the trading day immediately preceding the day on which the Bonus Shares are issued. No Bonus Shares shall be issued at a time when it is unlawful to fix the price for such Bonus Shares. The Bonus Shares available for distribution in any year will not be included in the calculation of the Stock Option Limit.

11.
Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a “Share Reorganization”) then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each option:

(a)	the option price will be adjusted to a price per Share which is the product of:

(i)	the option price in effect immediately before that effective date or record date; and

(ii)
a fraction the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)
the number of unissued option Shares will be adjusted by multiplying (i) the number of unissued option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in paragraph (a)(ii) above.

12.	Subject to the prior approval of the TSX, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares:

(a)	shares of the Company, other than the Shares;

(b)	evidences of indebtedness;

(c)	any cash or other assets, excluding cash dividends (other than cash dividends which the Board has determined to be outside the normal course); or

(d)	rights, options or warrants,

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a “Special Distribution”), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each option, the option price will be reduced, and the number of unissued option Shares will be correspondingly increased, by such amount, if any, as is determined by the Committee in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Shares as a result of such Special Distribution.

13.	Whenever there is:

(a)	a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in paragraphs 11 and 12 above;

(b)
a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)	a transaction whereby all or substantially all of the Company’s undertaking and assets become the property of another corporation,

(any such event being herein called a “Corporate Reorganization”) the optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Current Plan) and will accept on the exercise of such option, in lieu of the unissued option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all unissued option Shares.

14.
If a bona fide offer (an “Offer”) for Shares is made to shareholders of the Company generally or to a class of shareholders which includes the optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act (British Columbia), the Company shall, immediately upon receipt of notice of the Offer, notify each optionee of full particulars of the Offer, whereupon all options outstanding under the Current Plan that have not vested at the time of such Offer will become immediately vested and any such option may be exercised in whole or in part by the optionee so as to permit the optionee to tender the Shares received upon such exercise, pursuant to the Offer.

However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Shares tendered by the optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Shares received upon such exercise, or in the case of clause (b) above, the Shares that are not taken up and paid for, may be returned by the optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Shares, the option shall be reinstated as if it had not been exercised and the terms upon which such Shares were to become vested pursuant to this section shall be reinstated.  If any Shares are returned to the Company under this paragraph, the Company shall immediately refund the option price to the optionee for such Shares.

15.
If, at any time when an option granted under the Current Plan remains unexercised, an Offer is made by an offeror, the Committee may declare, upon notifying each optionee of full particulars of the Offer, that all options outstanding under the Current Plan that have not vested at the time of such declaration are immediately deemed vested and that all options outstanding under the Current Plan that have not been exercised shall cease and terminate and be of no further force and effect unless the optionees exercise such options before their termination on the date when Shares must be tendered pursuant to the Offer, provided such Offer is completed.

16.
In the event of a change of control (as defined in the Current Plan), all options outstanding under the Current Plan that have not vested at the time of such change of control will become immediately vested, whereupon optionees holding such options may immediately exercise in whole or in part such options. Furthermore, the Committee may, upon notifying each optionee of a change of control, declare that all options outstanding under the Current Plan that have not been exercised shall cease and terminate and be of no further force and effect unless the optionees exercise such options before their termination on the date on which the change of control occurs, provided such change of control does occur.

However, if the change of control does not occur, the Shares received upon such exercise may be returned by the optionee to the Company and the Company shall reinstate such returned Shares as authorized but unissued Shares, reinstate the option(s) in respect of such returned Shares as if it had not been exercised and reinstate the terms upon which such shares were to become vested pursuant to the relevant option agreement.

If any Shares are returned to the Company under this paragraph, the Company shall immediately refund the exercise price to the optionee for such Shares.

Reference should be made to the full text of the Current Plan which will be made available at the registered office of the Company, 625 Howe Street, Suite 700, Vancouver, British Columbia, until the business day immediately preceding the date of the Meeting.

The following table discloses the particulars of the option-based awards granted to the Named Executive Officers under the Company’s stock option plan which were outstanding as at August 31, 2012.

Outstanding Option-Based Awards

Option-Based Awards
Name	Number of Securities Underlying Unexercised Options Exercisable/Unexercisable as at August 31, 2012	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money(1) Options ($) Exercisable/Unexercisable as at August 31, 2012
Toby Chu	10,000/Nil 80,000/120,000 135,000/405,000	$0.80 $0.42 $0.24	May 2, 2013 March 1, 2016 Jan. 6, 2017	Not In-the-Money Not In-the-Money Not In-the-Money
Dennis Huang	80,000/20,000 25,000/75,000	$0.54 $0.24	Oct. 13, 2013 Jan. 6, 2017	Not In-the-Money Not In-the-Money

(1)
“In-the-Money” means the excess of the market value of the Company’s shares on August 31, 2012 over the exercise price of the options. The last closing price of the Company’s common shares on the TSX during the financial year ended August 31, 2012 was $0.18.

The following table summarizes the value of each incentive plan award vested or earned by each Named Executive Officer during the financial year ended August 31, 2012.

Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the financial year ended August 31, 2012(1) ($)	Share-based awards – Value vested during the financial year ended August 31, 2012(2) ($)	Non-equity incentive plan compensation – Value earned during the financial year ended August 31, 2012 ($)
Toby Chu	Nil	N/A	N/A
Dennis Huang	Nil	N/A	N/A

(1)
Value vested is calculated as the dollar value that would have been realized had the option been exercised on the date it was vested less the related exercise price multiplied by the number of vesting shares.

(2)	This amount is the dollar value realized calculated by multiplying the number of shares or units by the market value of the underlying shares on the vesting date.

Pension Plan Benefits

The Company does not have any pension or retirement plan.

Termination and Change of Control Benefits

Except as disclosed below, there are no compensatory plans, contracts or arrangements that provide for payments to a Named Executive Officer at, following or in connection with any termination, resignation, retirement, a change in control of the Company or a change in a Named Executive Officer’s responsibilities.

Toby Chu

The services of Toby Chu, the Company’s president, chief executive officer and vice-chairman, are provided pursuant to an employment agreement which may be terminated by Mr. Chu upon 90 days notice. The agreement may be terminated by the Company upon six months notice or the immediate payment, in full, to Mr. Chu of all amounts due or accruing due to Mr. Chu plus a severance payment calculated by multiplying his monthly salary by the number of years (including proportionate part of the year of termination) since the commencement of his employment with the Company. The agreement includes a provision for termination by the Company without prior notice upon the occurrence of certain events. During the most recently completed financial year, Mr. Chu was paid $297,606.

Compensation of Directors

Compensation paid to the Named Executive Officers during the year ended August 31, 2012 has been disclosed in the “Summary Compensation Table” above. The Company does not pay its directors a fee for acting as such. They are, however, eligible to receive stock option grants.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders. See “Incentive Plan Awards” above.

The following table discloses the particulars of the compensation provided to the directors of the Company (not including the Named Executive Officers) for the financial year ended August 31, 2012.

Director Compensation Table

Director Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)(1)	Non-Equity Incentive Plan Compensa-tion ($)	Pension Value ($)	All Other Compensa-tion ($)	Total ($)
Tony David	$10,092(3)	N/A	$7,700	N/A	N/A	N/A	$17,792
Derek Feng	$10,092(3)	N/A	$11,000	N/A	N/A	N/A	$21,092
David Hsu	$10,092(3)	N/A	$16,500	N/A	N/A	N/A	$26,592
David Kong(2)	$5,046(3)	N/A	Nil	N/A	N/A	N/A	$5,046
Troy Rice	$10,092(3)	N/A	$7,700	N/A	N/A	N/A	$17,792
Shane Weir	$10,092(3)	N/A	$9,900	N/A	N/A	N/A	$19,992

(1)  The fair value of these options on the grant date has been calculated using the Black-Scholes-Merton model.
(2)  David Kong ceased to be a director of the Company on December 16, 2011.
(3)  Fees of US$2,500 per calendar quarter were paid to the directors. The Company used a CAD/USD exchange rate of 1.0092.

The following table discloses the particulars of the option-based awards granted to the directors (who are not Named Executive Officers) under the Company’s stock option plan which were outstanding as at August 31, 2012.

Outstanding Option-Based Awards

Option-Based Awards
Director Name	Number of Securities Underlying Unexercised Options Exercisable/Unexercisable as at August 31, 2012	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money(1) Options ($) Exercisable/Unexercisable as at August 31, 2012
Tony David	10,000/Nil 10,000/15,000 17,500/52,500	$0.80 $0.42 $0.24	May 2, 2013 March 1, 2016 Jan. 6, 2017	Not In-the-Money Not In-the-Money Not In-the-Money
Derek Feng	25,000/75,000	$0.24	Jan. 6, 2017	Not In-the-Money
David Hsu	10,000/Nil 40,000/60,000 37,500/112,500	$0.80 $0.42 $0.24	May 2, 2013 March 1, 2016 Jan. 6, 2017	Not In-the-Money Not In-the-Money Not In-the-Money
Troy Rice	10,000/Nil 40,000/60,000 37,500/112,500	$0.80 $0.42 $0.24	May 2, 2013 March 1, 2016 Jan. 6, 2017	Not In-the-Money Not In-the-Money Not In-the-Money
Shane Weir	10,000/Nil 22,500/67,500	$0.80 $0.24	May 2, 2013 Jan. 6, 2017	Not In-the-Money Not In-the-Money

(1)
“In-the-Money” means the excess of the market value of the Company’s shares on August 31, 2012 over the exercise price of the options. The last closing price of the Company’s common shares on the TSX during the financial year ended August 31, 2012 was $0.18.

The following table summarizes the value of each incentive plan award vested or earned by each director (who is not a Named Executive Officer) under the Company’s stock option plan as at August 31, 2012.

Incentive Plan Awards - Value Vested or Earned During the Year

Director Name	Option-based awards – Value vested during the financial year ended August 31, 2012(1) ($)	Share-based awards – Value vested during the financial year ended August 31, 2012(2) ($)	Non-equity incentive plan compensation – Value earned during the financial year ended August 31, 2012 ($)
Tony David	Nil	N/A	N/A
Derek Feng	Nil	N/A	N/A
David Hsu	Nil	N/A	N/A
Troy Rice	Nil	N/A	N/A
Shane Weir	Nil	N/A	N/A

(1)
Value vested is calculated as the dollar value that would have been realized had the option been exercised on the date it was vested less the related exercise price multiplied by the number of vesting shares.

(2)	This amount is the dollar value realized calculated by multiplying the number of shares or units by the market value of the underlying shares on the vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During the financial year ended August 31, 2012, the Company’s stock option plan was the only equity compensation plan under which securities were authorized for issuance. The following table sets forth information with respect to the Company’s stock option plan as at August 31, 2012.

Plan category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,533,000	$0.31	2,661,934(1)
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	4,533,000	$0.31	2,661,934(1)

(1)
This figure is based on the total number of shares authorized for issuance under the Company’s stock option plan, less the number of stock options issued under such plan which were outstanding as at the Company’s financial year ended August 31, 2012.  As at August 31, 2012, the Company was authorized to issue options for the purchase of a total of 7,194,934 common shares of the Company.

NORMAL COURSE ISSUER BID

On February 10, 2012, the Company filed a notice of intention to make a normal course issuer bid with the TSX advising of its intention to purchase for re-sale, through the facilities of the TSX, up to 750,000 of its common shares representing approximately 1% of the 71,571,844 common shares which were issued and outstanding as at February 10, 2012, to a maximum aggregate acquisition cost of approximately $1,000,000 (the “NCIB”). Effective May 17, 2012, the NCIB was increased to 3,000,000 common shares, which represents approximately 4.2% of the issued and outstanding common shares of the Company as at the commencement date of the NCIB.

Subject to prescribed exceptions, the Company may purchase up to 4,566 common shares per day, representing 25% of the average daily trading volume of 18,264 common shares per day during the six months ending April 30, 2012. The Company may buy back common shares anytime during the 12-month period beginning on February 21, 2012 and ending on February 20, 2013 or on such earlier date as the Company may complete its purchases pursuant to the NCIB, or provide notice of termination. Share purchases under the NCIB will be conducted through the facilities of the TSX and other Canadian marketplaces/alternative trading systems. The actual number of shares purchased, and the timing of any such purchases, will be determined by the Company, in accordance with the rules of the TSX.

The Company is conducting the NCIB because management believes that purchases under the NCIB constitute a desirable use of its funds on the basis that recent market prices of the common shares do not, and at certain times during the course of the NCIB may not, fully reflect the value of the Company’s business and future business prospects. The Company did not purchase any of its common shares through a normal course issuer bid during the 12 months prior to filing the NCIB notice with the TSX.

The NCIB is being conducted through Mackie Research Capital Corp. of Vancouver, British Columbia. As at October 31, 2012, the Company had purchased a total of 1,198,000 common shares under the NCIB.

A copy of the NCIB notice, as amended, may be obtained without charge by contacting the Company.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company.  National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies.  These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices.  The Board is committed to sound corporate governance practices and feels that the Company’s corporate governance practices are appropriate and effective for the Company given its current size.

The Company’s corporate governance practices are summarized below.

A.           Board of Directors

The Board is currently composed of Toby Chu, Tony David, Derek Feng, David Hsu, Troy Rice and Shane Weir. All of the proposed nominees for election as directors are currently directors of the Company.

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) suggests that the board of directors of a public company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding. In addition, where a company has a significant shareholder, NI 58-101 suggests that a board of directors should include a number of directors who do not have interests in either the company or the significant shareholder. Of the proposed director nominees, Tony David, Derek Feng, David Hsu, Troy Rice and Shane Weir are considered by the Board to be “independent” within the meaning of NI 58-101. Toby Chu is an executive officer of the Company, and accordingly, he is considered to be “non-independent”.

The Board meets for a formal board meeting approximately four times per year to review and discuss the Company’s business activities, and to consider and if thought fit, to approve matters presented to the Board for approval, and to provide guidance to management. Additional meetings are conducted on an as needed basis. In addition, management informally provides updates to the Board at least once per quarter between formal meetings. In general, management consults with the Board when deemed appropriate to keep it informed regarding the Company’s affairs. All individuals who were directors of the Company during the fiscal year ended August 31, 2012 attended each of the Board meetings held while such individual was a director, in person, via teleconference, video conference or personal representative. There were four Board meetings held during the financial year ended August 31, 2012.

The Board facilitates the exercise of independent supervision over management through these various meetings and through committees of the Board. At present, the Board has an audit committee, a compensation committee, an executive committee and a corporate governance committee. When necessary, the Board will strike a special committee of independent directors to deal with matters requiring independence. The composition of the Board is such that the independent directors have significant experience in business affairs and, as a result, these directors are able to provide significant and valuable independent supervision over management.

In the event of a conflict of interest at a meeting of the Board, the conflicted director will in accordance with corporate law and in accordance with his fiduciary obligations as a director of the Company, disclose the nature and extent of his interest to the meeting and abstain from voting on or against the approval of such participation.

Directorships

The current directors of the Company named in the table below are directors of other reporting issuers as shown.

Name of Director	Name of Other Reporting Issuer
Toby Chu	Evermount Ventures Inc.
Derek Feng	ChinaCast Education Corp.
Shane Weir	e-Kong Group Limited

B.           Board Mandate

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its audit committee(s). In fulfilling its mandate, the types of matters for which the Board is ultimately responsible are: reviewing and approving the Company’s overall business strategies and its annual business plan, the annual corporate budget and forecast, and significant capital investments outside the approved budget; succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving continuous disclosure documents; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

C.           Position Descriptions

The Board has adopted a charter for each of its audit, corporate governance and compensation committees (the “Charters”). The Charters set out the responsibilities of the chair of each committee. The Board has not developed written position descriptions for the Named Executive Officers.

D.           Orientation and Continuing Education

At present, the Company does not provide a formal orientation and education program for new directors.  Prior to joining the Board, potential board members are encouraged to meet with management and inform themselves regarding management and the Company’s affairs. After joining the Board, management and the Board chair provide orientation both at the outset and on an ongoing basis. The Company currently has no specific policy regarding continuing education for directors, and requests for education are encouraged, and dealt with on an ad hoc basis.

E.           Ethical Business Conduct

The Board has adopted a Code of Ethical Conduct (the “Code”) which sets out guidelines and expectations regarding conduct on the part of directors, officers, and employees of the Company. The Code is available on SEDAR (www.sedar.com).

The Company has an Insider Trading Policy (the “Policy”) which sets out guidelines and expectations regarding the conduct on the part of directors, officers, employees, consultants and contractors of the Company, which provides additional measures regarding the acquisition or disposal of any securities of the Company. The Policy is available on SEDAR (www.sedar.com).

The Board requires conflicts of interest to be disclosed to the Company’s corporate governance committee. In the event that conflicts of interest arise, a director who has such a conflict is required to disclose the conflict to the chairman of the Board and the chairman of the corporate governance committee. If the conflict cannot be avoided or resolved, the director must disclose the conflict to all the directors of the Company and abstain from voting in connection with the subject of the conflict. In addition, in considering transactions and agreements in respect of which a director has a material interest, the Board will require that the interested person absent themselves from portions of Board or committee meetings so as to allow independent discussion of points in issue and the exercise of independent judgment.

The Company’s audit committee has also established a “whistleblower” policy to encourage employees to raise concerns about business conduct.

F.           Nomination of Directors

The Board does not have a nominating committee. Once a decision has been made to add or replace a director, the task of identifying new candidates will fall on the Board and management. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members. If a candidate appears promising, the Board and management will conduct due diligence on the candidate and interview the candidate and if the results are satisfactory, the candidate is invited to join the Board. Nominations require the approval of the Board, and non-independent directors may be asked to excuse themselves from the portion of the meeting of the Board at which nominations are being determined. The Board monitors but does not formally assess the performance of the Board, individual members of the Board or committee(s) of the Board. However, the Board is still small enough that informal feedback from individual directors is able to occur.

G.           Compensation

The quantity and quality of Board compensation and the compensation of the Company’s executive officers is reviewed on an annual basis by the Company’s compensation committee. Please see “Statement of Executive Compensation – Compensation Discussion and Analysis” for more details.

H.           Other Board Committees

In addition to the audit committee and the compensation committee, the Board also has a corporate governance committee and an executive committee.

The corporate governance committee assists the Board in fulfilling its oversight responsibilities relating to the governance of the Company and its relationship with senior management. The members of the corporate governance committee are Toby Chu, Troy Rice, and Shane Weir (chair). The committee’s role includes developing and monitoring the effectiveness of the Company’s system of corporate governance and is responsible for appropriate corporate governance and proper delineation of the roles, duties and responsibilities of management, the Board and its committees. The committee is responsible for recommending to the Board a set of corporate governance principles and reviewing these principles.

The executive committee was formed in order to provide for expeditious decision making by the Board. The members of the executive committee are Toby Chu (chair), Derek Feng and David Hsu. This committee has the same authority as the Board, except for the ability to appoint new directors.

I.           Assessments

At present, the Board does not have a formal process for assessing the effectiveness of the Board and its committees and whether individual directors are performing effectively. These matters are dealt with on a case by case basis at the board of director’s level. The Board is of the view that the Company’s shareholders are the most important assessors of board performance and that they provide the most effective, objective assessment of the board's performance.

AUDIT COMMITTEE DISCLOSURE

Pursuant to the Business Corporations Act (British Columbia), the Company is required to have an audit committee comprised of at least three directors, the majority of whom must not be officers or employees of the Company or an affiliate of the Company.

A.           Audit Committee Charter

The Company must, pursuant to NI 52-110, have a written charter which sets out the duties and responsibilities of its audit committee. The Company’s audit committee charter is attached as Appendix A to this information circular. Pursuant to NI 52-110, all of the members of the Company’s audit committee must be independent (as defined in NI 52-110).

B.           Composition of the Audit Committee

The following are the members of the audit committee:

Derek Feng	Independent1	Financially literate1
David Hsu	Independent1	Financially literate1
Troy Rice	Independent1	Financially literate1
Shane Weir	Independent1	Financially literate1

1  As defined in NI 52-110.

C.           Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each audit committee member that is relevant to the performance of his responsibilities as a member is as follows:

Derek Feng is currently Chairman/Interim CEO of ChinaCast Education Corporation and serves as an advisor to several companies.  From 2006 to 2011, he was Executive Vice President, Strategy, Planning and Operations at Knowledge Universe, an education holding company with more than 40,000 employees in North America, Europe and Asia.  Prior to joining Knowledge Universe, Mr. Feng held several executive positions at the General Electric Company including leading global business development at GE Industrial, a $33 billion revenue division of GE.  Mr. Feng graduated from Tsinghua University in China in 1989 with a Bachelor’s degree in Industrial Automation and earned a Master of Business Administration degree from University of California, Los Angeles in 1992.

David Hsu obtained his Medical Doctorate from the Medical School of the University of Hamburg, Germany in 1967 and MBA from Pepperdine University of Malibu, California in 1987. Dr. Hsu has served as a director and officer of several private and public companies and was also one of the founders of Multi-Fineline Electronix, Inc. (NASDAQ: MFLEX), a company that manufactures and assembles flexible circuits.

Troy Rice served as the senior vice president of Business Development at Universal Technical Institute, Inc. (NYSE: UTI), an automotive repair education company, from 2002 to 2005.  From 2001 to 2002 Mr. Rice was the vice president of Petsmart, Inc. (NASDAQ: PETM), a supplier of pet supplies and products, and from 1995 to 2001, he was the senior vice president of Comfort Systems U.S.A. (NYSE: FIX), and been the chief financial officer of five companies.  Mr. Rice received his Bachelor’s degree in accounting from the University of Iowa in 1985 and his MBA from Arizona State University in 1992. Mr. Rice is also a Certified Public Accountant in the State of Arizona.

Shane Weir is a qualified solicitor and consultant with Weir & Associates, Solicitors & Notaries in Hong Kong.  He received his LL.B from the University of Saskatchewan in 1977 and practices in areas of Business Law, Banking Law, Commercial Law, Finance, Immigration, Intellectual Property, Securities, Taxation, Telecoms, Trademarks, Entertainment Law, and Trusts and Estates.  Mr. Weir is an independent non-executive director and a member of the audit committee of e-Kong Group Limited, a listed company in Hong Kong.  He has more than 40 years of relevant experience and/or experience that assist in understanding and evaluating a company’s financial statements and other financial information.

D.           Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Board.

E.           Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

F.           Reliance of the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exception Circumstances) of NI 52-110.

G.           Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

H.           Pre-Approval Policies and Procedures

The audit committee is required to approve the engagement of the Company’s external auditors in respect of non-audit services.

I.           External Auditor Service Fees (by category)

The aggregate fees billed by the Company’s external auditors in each of the last two financial years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
2012 2011	$300,720 $300,500	$67,616 $199,200	$40,320 $58,362	$29,680 $18,000

(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

PARTICULARS OF MATTERS TO BE ACTED UPON

The following are the matters to be acted upon at the Meeting.

A.           Presentation of the Financial Statements

The audited consolidated financial statements of the Company for the financial year ended August 31, 2012 and the report of the auditor thereon will be placed before the Meeting. The audited financial statements and the report of the auditor thereon were mailed to Registered Shareholders who requested the same. Copies will be available at the Meeting and will also be available through the internet on SEDAR, which can be accessed at www.sedar.com.

B.           Election of Directors

The persons named in the enclosed instrument of proxy intend to vote in favour of fixing the number of directors at six.

Each director of the Company is elected annually and holds office until the next annual meeting of the shareholders unless that person ceases to be a director before then.  In the absence of instructions to the contrary the shares represented by proxy will be voted for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS NOMINATED AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at six for the ensuing year subject to such increases as may be permitted by the articles of the Company. The table below lists the management nominees for election as directors and certain information concerning them, as furnished by each nominee.

Name, Jurisdiction of Residence and Position	Principal Occupation or Employment (Past Five Years if Not Previously Elected by Shareholders)	Date Appointed As a Director	Holdings in Voting Securities of the Company and its Subsidiaries
Toby Chu(2),(4) British Columbia, Canada Director, President, Chief Executive Officer and Vice-Chairma	Executive officer of the Company and its subsidiaries.	May 11, 1994	4,305,747 common shares
Tony David(3) British Columbia, Canada Director	Oral maxillofacial surgeon.	July 28, 1998	625,418 common shares
Derek Feng(1),(2),(3) California, U.S.A. Director	Director of the Company.	July 19, 2011	Nil
David Hsu(1),(2),(3) California, U.S.A. Director and Chairman	Retired licensed physician.	February 27, 2006	4,241,086 common shares
Troy Rice(1),(4) Arizona, U.S.A. Director	Chief Financial Officer of Strategic Solar Energy, LLC.	October 28, 2005	420,000 common shares
Shane Weir(1),(4) Hong Kong, PRC Director	Senior solicitor with Weir & Associates in Hong Kong and Shanghai.	December 12, 2008	333,333 common shares

(1)  Member of the Company's audit committee.
(2)  Member of the Company’s executive committee.
(3)  Member of the Company’s compensation committee.
(4)  Member of the Company’s corporate governance committee.

Cease Trade Orders and Bankruptcy

No director or executive officer of the Company is, or was within 10 years before the date of this information circular, a director, CEO or CFO of any company (including the Company) that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, CEO or CFO; or

(b)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

No director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of this information circular, or has been within the 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointee to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, and no shareholder holding sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

C.           Appointment of Auditor

The persons named in the enclosed instrument of proxy will vote for the appointment of Deloitte & Touche, Chartered Accountants LLP, of 1055 Dunsmuir Street, Suite 2800, 4 Bentall Centre, P.O. Box 49279, Vancouver, BC, V7X 1P4, as auditor of the Company for the ensuing year, until the close of the next annual meeting of the shareholders at a remuneration to be fixed by the Board.  Deloitte & Touche LLP, Chartered Accountants was first appointed to the position of auditor of the Company on July 27, 2009.

ADDITIONAL INFORMATION

Additional information concerning the Company is available under its profile on SEDAR at www.sedar.com. Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial period which are filed on SEDAR.

Shareholders wishing to obtain a copy of the Company’s financial statements and management’s discussion and analysis may contact the Company as follows:

CIBT Education Group Inc.
777 West Broadway, Suite 1200
Vancouver, BC, V5Z 4J7
Telephone: 604 871 9909
Fax: 604 871 9917

Management knows of no other matters to come before the Meeting other than those referred to in the notice of meeting. Should any other matters properly come before the Meeting, the shares represented by the instrument of proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy provided that such authority is granted to the proxyholder by the proxy.

The contents and sending of this information circular have been approved by the directors of the Company.

DATED at Vancouver, British Columbia, the 31st day of October, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

 “Toby Chu”

Toby Chu
President, CEO & Director

APPENDIX A

Audit Committee Charter

Purpose

The primary purpose of the Audit Committee (the “Committee”) is to assist the Board of Directors (the “Board”) in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process. This includes oversight and review of the following:

●	financial reporting and the accounting system,

●	the Company's systems of internal accounting and financial controls, and

●	the annual independent audit of the Company's financial statements.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company and the power to retain outside counsel, auditors or other experts for this purpose.  The Board and the Committee are in place to represent the Company's shareholders; accordingly, the outside auditor is ultimately accountable to the Board and the Committee.

The Committee shall review the adequacy of this Charter on an annual basis and regularly report to the Board about Committee activities, issues and related recommendations.

Membership

The Committee shall be comprised of not less than three members of the Board all of whom shall be “independent” pursuant to applicable laws, rules and regulations of applicable Canadian and U.S. securities regulators. All members must also be financially literate or become financially literate within a reasonable period of time appointment to the Committee. In addition, at least one member of the Committee will have accounting or related financial management expertise.

The Committee may seek guidance from the Company’s legal counsel to determine the independence of a particular director on an as needed basis.

Each Committee member will be appointed by the Board of Directors for a one year term and may serve any number of consecutive terms.

At the beginning of each fiscal year, the Committee members shall select a Chairperson.

Meetings

The Committee is required to meet at least once per fiscal quarter to review interim and annual financial statements before filings are made with the appropriate regulatory body.

The Committee Chairperson shall, in consultation with management and the auditors, establish the agenda for each meeting and ensure agenda materials are circulated to members in advance of each meeting such that sufficient time is provided for members to review the materials.

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The audit committee shall keep regular minutes of its meetings and record all material matters and shall cause such minutes to be recorded in the books kept for that purpose and shall distribute such minutes to the board of directors.

A majority of the members of the audit committee shall constitute a quorum thereof. Questions arising shall be determined by a majority of votes of the members of the audit committee present, and in the case of an equality of votes, the chairperson shall not have a second or casting vote.

Authority

The audit committee shall have the power, authority and discretion delegated to it by the board of directors which shall not include the power to change the membership of or fill vacancies in the audit committee.

The audit committee shall conform to the regulations which may from time to time be imposed upon it by the board of directors. The board of directors shall have the power at any time to revoke or override the authority given to or acts done by the audit committee except as to acts done before such revocation or act of overriding and to terminate the appointment or change the membership of the audit committee or fill vacancies in it as it shall see fit.

Resolutions

A resolution approved in writing by all of the members of the audit committee shall be valid and effective as if it had been passed at a duly called meeting. Such resolution shall be filed with the minutes of the proceedings of the audit committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

General Responsibilities

The Committee's job is one of oversight and members of the Committee recognize that the Company's management is responsible for preparing the Company's financial statements and that the outside auditors are responsible for auditing those financial statements. In carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditor's work.

The following functions shall be the common recurring activities of the Committee in carrying out its oversight function.  These functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

●
Review the annual financial statements and related matters and recommend their approval to the board of directors, after discussing matters such as the selection of accounting policies, major accounting judgements, accruals and estimates with the auditors and management prior to the Company’s filing of its annual report.

●	Review the Company’s annual filings as necessary.

●
Review the interim financial statements, as a group or through the Committee chair, with the outside auditors and discuss matters such as the selection of accounting policies, major accounting judgements, accruals and estimates with the auditors and management prior to the Company's filing of its interim report.

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●	Oversee all aspects of the external audit, including the following:

▪	audit results, selection of an independent public accounting firm,
▪	terms of engagement of each audit, including review of the interim financial statements and the audit of the annual financial statements,
▪	the reasonableness of estimated audit fees,
▪	the scope of the audit, including materiality, locations to be visited, audit reports to be prepared, areas of audit risk, timetable, deadlines and coordination with any internal audits taking place,
▪	the post-audit management letter together with management’s response,
▪	the form of the audit report,
▪	any other related audit engagements (e.g. audit of the company pension plan),
▪	non-audit services performed by an auditor,
▪	pre-approve all audit and non-audit services,
▪	provision by the auditors of a formal written statement outlining all relationships between the auditor and the Company on an annual basis,
▪	assessing the auditor’s performance, as well as the impact non-audit services performed by the auditors’ accounting firm on the auditors’ independence,
▪	recommending the auditor for appointment by the board of directors, and
▪	meeting with the auditors to discuss pertinent matters, including the quality of accounting personnel.

●
Discuss with management and the outside auditors the quality and adequacy of the Company's accounting systems, the reliability of the accounting systems, the effectiveness of the internal controls and any changes needed to improve such reliability and effectiveness.

●	Review any internal control weaknesses identified by the auditors, together with management’s responses.

●
Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (except for disclosure required to be reviewed by the audit committee), and periodically assess the adequacy of those procedures.

●	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

●	Review and oversee any and all transactions between the Company and a related party of the Company.

●	Oversee the hiring process to fill key financial positions within the Company, including chief financial officer and the controller.

●	Oversee succession planning and human resource development within the Company’s accounting and finance groups.

●	Report to the board of directors following each meeting on the major discussions and decisions made by the audit committee and propose recommendations to the board.

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The Committee shall:

●	Have the power to conduct or authorize investigations into matters within the Committee’s scope of responsibilities.

●	Have unrestricted access to members of management and all information relevant to its responsibilities.

●	Be empowered to retain independent counsel, external accountants, or others to assist it in the conduct of its duties, as the Committee deems necessary.

●
The Company must provide appropriate funding, as determined by the Committee, to compensate the external accountants engaged for the purpose of rendering an audit report or performing other audit, review or attest services, to compensate any advisers employed by the Committee, and to pay ordinary administrative expenses that are necessary or appropriate in carrying out the Committee’s duties.

●	Request members of management, counsel, internal audit, and external accountants, to participate in Committee meetings, as necessary, to carry out the Committee responsibilities.

●
Periodically and at least annually, the Committee shall meet in private session with only the Committee members. The Committee shall also meet in executive session separately with the external accountants, at least annually. However, either the external accountants or counsel, may, at any time, request a meeting with the Audit Committee or the Committee chairperson, with or without management attendance.

Other Functions — The Committee shall perform such other functions required by law, rules of applicable securities regulators, the Company’s certificate of incorporation or bylaws, or the Board of Directors.

External Reports — The Committee shall provide for inclusion in the Company’s filings with applicable securities regulators, any report from the Audit Committee required by applicable laws and regulations.

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